EXHIBIT 77.K CHANGE OF INDEPENDENT AUDITORS

In 2011, the Audit and Ethics Committee decided to undertake an auditor selection process to review qualified audit firms, including Ernst & Young LLP ("E&Y"), the Company's current independent auditors. As described in more detail below, while there had been no disagreements between E&Y and the Company, the Audit and Ethics Committee and the Board believed that by engaging TWB, the Company should be able to reduce its audit and tax service expenses significantly without adversely impacting the quality or level of those services to the Company. On January 4, 2012, the Company notified E&Y of its intention to propose that shareholders ratify and approve the appointment of TWB as the Company's independent auditors for the fiscal year ending November 30, 2012. At the Company's request, E&Y consented to continue as the Company's auditors until the Annual Shareholder's Meeting. The appointment of TWB was ratified and approved by shareholders at the March 15, 2012 Meeting. The engagement of E&Y was terminated as of March 15, 2012 and TWB was engaged as the Company's independent auditors as of the same date.

E&Y's reports on the Company's financial statements as of and for each of the two fiscal years ended November 30, 2011 and November 30, 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. For the two most recent fiscal years and through the date of the completion of E&Y's audit of the Company's accounts for the 2011 fiscal year: (i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference to the subject matter of the disagreement in connection with their reports on the financial statements for such years; and (ii) there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company requested that E&Y furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements made in this Form N-SAR Exhibit 77.k. On July 30, 2012, E&Y furnished a letter to the Company stating that it agrees with the above statements relating to E&Y, except E&Y has no basis to agree or disagree with any of the statements regarding TWB. A copy of E&Y's letter is attached as
Exhibit 77.Q1(f).

Neither the Company nor anyone acting on its behalf consulted with TWB at any time prior to their selection by the Audit and Ethics Committee with respect to the application of accounting principles to any transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's accounts. TWB has informed the Company that, in its professional judgment, it is not aware of any relationships between TWB and the Company that may reasonably be thought to bear on its independence.